United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)
Under the Securities Exchange Act of 1934

Information to Be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

(Amendment No. )*

Frontier Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

35909R108

(CUSIP Number)

April 5, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909R108	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Wildcat Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 28,061,351 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 28,061,351 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,061,351 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%(1)
12	Type of Reporting Person IA

(1) The calculation assumes that there are a total of 223,374,396 shares of Common Stock, $0.001 par value per share (the “Common Stock”), outstanding as of February 16, 2024, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 20, 2024 (the “Form 10-K”).

CUSIP No. 35909R108	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons Wildcat Partner Holdings, LP
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 28,061,351 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 28,061,351 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,061,351 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%(2)
12	Type of Reporting Person PN

(2) The calculation assumes that there are a total of 223,374,396 shares of the Common Stock outstanding as of February 16, 2024, as set forth in the Form 10-K.

CUSIP No. 35909R108	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons Leonard A. Potter
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 28,061,351 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 28,061,351 (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,061,351 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%(3)
12	Type of Reporting Person IN

(3) The calculation assumes that there are a total of 223,374,396 shares of the Common Stock outstanding as of February 16, 2024, as set forth in the Form 10-K.

CUSIP No. 35909R108	Schedule 13G	Page 5 of 10

Item 1(a). Name of Issuer:

Frontier Group Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

4545 Airport Way, Denver, CO 80239

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly on behalf of Wildcat Capital Management, LLC (“Wildcat Capital”), Wildcat Partner Holdings, LP (“WPH”) and Leonard A. Potter (each, a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Act. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

The agreement required by Rule 13d-1(k)(1)(iii) is filed as Exhibit 1 hereto and is incorporated by reference herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of Wildcat Capital and Leonard A. Potter is:

888 7th Avenue, 37th Floor
New York, New York 10106

The principal business address of WPH is:

301 Commerce Street, Suite 3150
Fort Worth, Texas 76102

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Title of Classes of Securities:

Common Stock, $0.001 par value per share.

Item 2(e). CUSIP Number:

35909R108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 6 of 10

Item 4. Ownership
(a)	Amount Beneficially Owned:

WPH holds 28,061,351 shares of the Common Stock (the “WPH Shares”). Wildcat Capital may be deemed to beneficially own the WPH Shares based on having voting power, which includes the power to vote or to direct the voting of such shares, and investment power, which includes the power to dispose, or direct the disposition of, such shares, pursuant to the terms of the WPH limited partnership agreement and an investment management agreement by and between Wildcat Capital and WPH. Mr. Potter is an officer and the sole member of Wildcat Capital. Because of the relationship of Mr. Potter to Wildcat Capital, Mr. Potter may be deemed to beneficially own the WPH Shares. Accordingly, each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by the other Reporting Persons except to the extent of their pecuniary interest therein.

(b)	Percent of Class:

See responses to Item 11 of each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 7 of 10

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See response to Item 4(a) above.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

By signing below each party certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 35909R108	Schedule 13G	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2024

Wildcat Capital Management, LLC

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter Title: President

Wildcat Partner Holdings, LP

By:	/s/ Sherri Conn
Name: Sherri Conn
Title: Vice President

Leonard A. Potter

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter

CUSIP No. 35909R108	Schedule 13G	Page 9 of 10

Exhibit Index

Exhibit 1	Agreement of Joint Filing by and among Wildcat Capital Management, LLC, Wildcat Partner Holdings, LP and Leonard A. Potter, dated as of April 5, 2024, as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 35909R108	Schedule 13G	Page 10 of 10

Exhibit 1

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 5th day of April 2024, by and among Wildcat Capital Management, LLC, Wildcat Partner Holdings, LP and Leonard A. Potter.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G with respect to the Common Stock of Frontier Group Holdings, Inc., and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated:  April 5, 2024

Wildcat Capital Management, LLC

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter Title: President

Wildcat Partner Holdings, LP

By:	/s/ Sherri Conn
Name: Sherri Conn
Title: Vice President

Leonard A. Potter

By:	/s/ Leonard A. Potter
Name: Leonard A. Potter